FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of May 2004

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____             No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements attached as part of Exhibit 10.3 of this report furnished on Form 6-K are hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Adds Telecommunications Veteran to Board of Directors, dated May 10, 2004.

2. Press Release: TTI Telecom Joins Juniper Networks OSS Alliance Program, dated May 10, 2004.

3. Press Release: TTI Telecom Reports First Quarter 2004 Financial Results, dated May 12, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                        TTI Team Telecom International Ltd.



Date: May 17, 2004                      By:  /s/ Eli (Israel) Ofer
                                             ----------------------
                                             Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit   Description
Number    of Exhibit


10.1     Press Release:   TTI Telecom Adds Telecommunications Veteran to Board
         of Directors, dated May 10, 2004.

10.2     Press Release:   TTI Telecom Joins Juniper Networks OSS Alliance
         Program, dated May 10, 2004.

10.3     Press Release:   TTI Telecom Reports First Quarter 2004 Financial
         Results, dated May 12, 2004.

                                  EXHIBIT 10.1




Corporate Contacts:


            Meir Lipshes                            Sanjay Hurry
            President and Chief Executive Officer   Investor Relations Officer
            TTI Telecom                             TTI Telecom
            T: +1.972.3.922.1262                    T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                    F: +1.201.795.3920
            meirl@tti-telecom.com                   sanjay@tti-telecom.com

--------------------------------------------------------------------------------

                   TTI TELECOM ADDS TELECOMMUNICATIONS VETERAN

                              TO BOARD OF DIRECTORS



Petach Tikva, Israel - May 10, 2004 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers (the "Company"), today announced that its shareholders approved the addition of Doron Zinger to the Company's Board of Directors at its Extraordinary General Meeting held on April 1, 2004. Mr. Zinger is a former president and CEO of VocalTec Communications Ltd., a leading company in the IP telephony industry, and COO of ECI Telecom Ltd., a leading provider of telecommunications equipment. Mr. Zinger replaces outgoing director Zeev Refuah as the Company's second external director.

"Leveraging Doron's extensive knowledge of the telecommunications industry, coupled with his many years of experience in shaping and guiding corporate strategy, will be of great benefit to TTI Telecom as we move to solidify the Company's position as a leading OSS vendor to Tier-1 service providers," said Meir Lipshes, president and chief executive officer of TTI Telecom. "We welcome Doron to the Board of Directors and look forward to his contributions to the Company's future."

Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd from 1997 through 2000. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd, including Senior Vice President and Chief Operating Officer from 1995 through 1997. Mr. Zinger currently operates Zinger Communications, an independent communications consulting company and sits on the Boards of several privately-held companies.


TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, visit the Company's web site at www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###

                                  EXHIBIT 10.2


Corporate Contacts:


            Meir Lipshes                            Sanjay Hurry
            President and Chief Executive Officer   Investor Relations Officer
            TTI Telecom                             TTI Telecom
            T: +1.972.3.922.1262                    T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                    F: +1.201.795.3920
            meirl@tti-telecom.com                   sanjay@tti-telecom.com



             TTI TELECOM JOINS JUNIPER NETWORKS OSS ALLIANCE PROGRAM

 - Combines TTI Telecom's Wide Offering of Service Assurance and Fulfillment
            Solutions with Juniper Networks' Market-Leading Routing Platforms to Deliver Greater Network Manageability and Flexibility to
                              Service Providers -

Hoboken, N.J. - May 10, 2004 --TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that it has joined Juniper Networks' OSS Alliance Program. The objective of the OSS Alliance Program is to provide comprehensive, best-in-class solutions for service providers powered by partnerships with leading OSS vendors worldwide.

The Juniper Networks OSS Alliance Program delivers focused, multi-vendor turnkey OSS solutions that accelerate time to market with revenue-generating IP services. Delivering highly interoperable OSS solutions ensures streamlined operational efficiency for rapid deployment of new services, enabling service providers and enterprises to optimize their use of critical resources.

"We are pleased to have TTI Telecom join the OSS Alliance Program," said Tony Scarfo, Vice President of Partner Management, Juniper Networks. "Combining our routing platforms with TTI Telecom's portfolio of service fulfillment and service assurance product enables service providers to manage large and complex networks."

Commenting on the Company's induction into the Alliance, Meir Lipshes, president and chief executive officer of TTI Telecom, stated, "Together, TTI Telecom and Juniper Networks will generate superior value for service providers through improved technology integration and coordinated product delivery cycles. Customers will be able to accelerate the delivery of IP services across Juniper Networks' hardware and manage their IP network infrastructure and services more effectively, resulting in faster ROI and greater revenue generation.

"Joining the Juniper Networks OSS Alliance Program underscores our leadership position in OSS," concluded Lipshes. "We are proud to have been chosen as a partner and look forward to working jointly to deliver solutions that will enable service providers to speed service deployment, increase efficiency, and reduce operational expenditures."

About TTI Telecom

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, visit the Company's web site at www.tti-telecom.com.


Juniper Networks is a registered trademark of Juniper Networks, Inc. in the United States and other countries.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###


                                  EXHIBIT 10.3


Corporate Contacts:


            Meir Lipshes                           Sanjay Hurry
            President and Chief Executive Officer  Investor Relations Officer
            TTI Telecom Ltd.                       TTI Telecom Ltd.
            T: +1.972.3.922.1262                   T: +1.201.795.3883
            F: +1.972.3.922.1249                   F: +1.201.795.3920
            meirl@tti-telecom.com                  sanjay@tti-telecom.com



                     TTI TELECOM REPORTS FIRST QUARTER 2004

                                FINANCIAL RESULTS

Petach Tikva, Israel, May 12, 2004 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced unaudited results for the first quarter ended March 31, 2004.

Total revenues for the first quarter were $11.4 million, compared to $11.3 million for the first quarter of 2003. Operating loss for the quarter was $5.8 million, compared with an operating loss of $6.6 million for the same quarter of 2003, and net loss was $5.6 million, or $0.47 per diluted share, versus a net loss of $5.8 million, or $0.49 per diluted share, in the same quarter last year. The Company ended the quarter with approximately $27.6 million in cash and liquid investments, or $2.33 per diluted share. "We continued to focus on stabilizing the business in the quarter, from both a financial and operational perspective, " said Meir Lipshes, president and chief executive officer of TTI Telecom. "To that end, we leveraged our global installed base for additional orders and added a leading APAC service provider as a new customer. We also added T-Systems as a reseller partner, further enhancing our sales coverage of Europe. Subsequent to the quarter, we completed a reorganization that added new managerial talent we believe will further enhance this strategy, and announced the retirement of our president." Concluded Lipshes, "Though the telecom environment remains challenging, we believe we remain well positioned in the OSS market, given our existing products, installed customer base, technical expertise and next generation initiatives."


1Q04 Earnings Conference Call Information

A conference call has been scheduled for 9:00am ET today, May 12th, on which management will discuss the results of first quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on May 19, 2004. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code 30019832. The webcast of the conference call will be archived on the TTI Telecom web site.



About TTI Telecom

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, visit the Company's web site at www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                               -tables to follow-




                         TTI TELECOM INTERNATIONAL LTD.
                               STATEMENT OF INCOME
              (in thousands of U.S. dollars except per share data)

                                                                          Three months ended
                                                                              March 31,
                                                        -------------------------------------------------------
                                                                2004                             2003
                                                        ----------------------           ----------------------

Revenues

  Product                                                              $8,147                           $8,551
  Service                                                               3,292                            2,789
                                                        ----------------------           ----------------------
Total revenues                                                         11,439                           11,340
                                                        ----------------------           ----------------------

Cost of revenues:
  Product                                                               6,121                            7,670
  Service                                                               1,777                            1,552
                                                        ----------------------           ----------------------
Total cost of revenues                                                  7,898                            9,222
                                                        ----------------------           ----------------------

Gross profit                                                            3,541                            2,118
                                                        ----------------------           ----------------------

Operating expenses:
  Research and development, net                                         3,180                            2,463
  Sales and marketing                                                   4,551                            4,715
  General and administrative                                            1,565                            1,580
                                                        ----------------------           ----------------------
Total operating expenses                                                9,296                            8,758

Operating loss                                                        (5,755)                          (6,640)
Financial income, net                                                     200                              547
                                                        ----------------------           ----------------------

Loss before taxes                                                     (5,555)                          (6,093)
Taxes                                                                    (24)                              325
                                                        ----------------------           ----------------------
Net loss                                                             $(5,579)                         $(5,768)
                                                        ======================           ======================

Basic net loss per share                                              $(0.47)                          $(0.49)
                                                        ======================           ======================

Diluted net loss per share                                            $(0.47)                          $(0.49)
                                                        ======================           ======================

Number of shares used in computing
                                                        ----------------------
                                                                                         ----------------------
basic loss per share                                               11,872,052                       11,872,052
                                                        ======================           ======================

Number of shares used in computing
                                                        ----------------------           ----------------------
diluted loss per share                                             11,872,052                       11,872,052
                                                        ======================           ======================




                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                                                         03/31/2004          12/31/2003
ASSETS
Current Assets:

Cash and cash equivalents                                                    $7,594             $13,901
Short term bank deposits                                                      4,258               4,365
Marketable securities                                                        14,725              15,767
Trade receivables                                                            12,466              10,738
Unbilled receivables                                                          6,202               6,590
Prepaid expenses and other accounts receivable                                3,389               2,728
                                                                 -------------------  ------------------

Total current assets                                                         48,634              54,089
                                                                 -------------------  ------------------


LONG-TERM INVESTMENTS:
Long term deposits                                                            1,072                 973
Investment in affiliate                                                         165                 165
Severance pay fund                                                            4,102               4,075
Long-term pre-paid expenses                                                     150                 200
Deferred tax                                                                  1,593               1,647
Long-term receivables                                                         3,108               3,038
                                                                 -------------------  ------------------

Total long-term investments                                                  10,190              10,098
                                                                 -------------------  ------------------


PROPERTY AND EQUIPMENT:
Cost                                                                         22,441              21,948
Less - accumulated depreciation                                              14,962              14,110

                                                                 ---------------------------------------
Property and equipment, net                                                   7,479               7,838
                                                                 -------------------  ------------------


OTHER INTANGIBLE ASSETS, NET                                                  4,229               4,581
                                                                 -------------------  ------------------


Total assets                                                                $70,532             $76,606
                                                                 ===================  ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables                                                               $4,720              $4,588
Related parties                                                               1,043               1,176
Deferred revenues                                                             4,442               3,591
Other accounts payable and accrued expense                                    4,815               6,164
                                                                 ---------------------------------------
Total current liabilities                                                    15,020              15,519
                                                                 ---------------------------------------

ACCRUED SEVERANCE PAY                                                         5,334               5,298
                                                                 -------------------  ------------------

SHAREHOLDERS' EQUITY
Share capital                                                                 1,794               1,794
Additional paid-in capital                                                   58,625              58,657
Retained earnings (Accumulated deficit)                                    (10,241)             (4,662)
                                                                 -------------------  ------------------

Total shareholders' equity                                                   50,178              55,789
                                                                 -------------------  ------------------

                                                                 -------------------  ------------------
Total liabilities and shareholders' equity                                  $70,532             $76,606
                                                                 ===================  ==================
                                       ###

